Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23                A Publicly-Held Company                NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Facts disclosed on November 3 and 26, December 31, 2020, January 31, 2021 and May 31, 2021, and the Announcement to the Market disclosed on July 27, 2021, considering the interest expressed by XP Inc. (“XP”) – a company incorporated in the Cayman Islands and listed on Nasdaq – in merging XPart S.A. (“XPart”), the Shareholders’ Meetings of XP and XPart to resolve on the merger of XPart into XP are scheduled to be held on October 1, 2021 (“Merger Shareholders’ Meetings”). XPart is a company formally incorporated on May 31, 2021, as a result of the partial spin-off of Itaú Unibanco, by means of which the Itaú Unibanco Conglomerate’s business line in connection with its equity interest in XP was segregated into XPart, as resolved on at the Company`s Shareholders’ Meeting held on January 31, 2021, and XPart’s only purpose is to hold equity interest, as a stockholder, directly or indirectly, in the capital stock of XP. As previously disclosed, should the merger be approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, shares issued by Itaú Unibanco and Itaú Unibanco’s American Depositary Receipts – ADRs will continue to be traded including the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, which is the Shareholders’ Meetings date. After this date, in lieu of these rights to receive securities, (a) the controlling stockholders of the Company, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), will receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders will receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, will suspend the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, should the merger be approved. During this period, holders of ADRs issued by Itaú Unibanco may not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco may not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books will not impact the trading of Itaú Unibanco’s ADRs, which will continue to be carried out normally during this period.

fls.2 As already informed by the Company, in case the merger of XPart is not approved or XPart is not listed on a stock exchange up to November 24, 2021, the final date of the period of one hundred and twenty (120) days started as of July 27, 2021, the date the Central Bank of Brazil approved the Company’s spin-off, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. This right is not extended to the holders of Itaú Unibanco’s ADRs.
Ultimately, further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, in case XPart is merged into XP, is available in its General Stockholders’ Meeting Manual. This right is not extended to the holders of Itaú Unibanco’s ADRs. São Paulo (State of São Paulo), August 20, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence